SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X|         Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes |_|         No |X|

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: September 8, 2003

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

Elbit Vision Systems Ltd. LTD. REQUESTS A HEARING
BEFORE NASDAQ LISTING QUALIFICATIONS PANEL

Tel-Aviv, Israel, September 4, 2003 — Elbit Vision Systems Ltd. (Nasdaq: EVSN) announced today that following yesterday’s announcement that its shares are to be delisted from the Nasdaq SmallCap Market, the Company has decided to appeal the delisting ruling by Nasdaq Staff. Consequently, the Company has today requested an Oral hearing before a NASDAQ Listing Qualifications Panel. The hearing request will stay the delisting of the Company’s securities from the Nasdaq SmallCap Market which was due to have occurred at the opening of business on September 8, 2003, until a decision is made following the hearing. The hearing is expected to be held within 45 days of the company’s request.

At the hearing, the Company will present its plans for compliance with the Nasdaq SmallCap listing requirements. There can be no assurance that the Listing Qualifications Panel will grant the company’s request for continued listing.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company’s systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:
Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.